Sub-item 77M:  Mergers


Pursuant to an Agreement and Plan of Reorganization ( the "Agreement") between STI Classic Funds (the "Trust") with respect to the STI Classic Institutional Core Bond Fund, STI Classic Institutional Intermediate Bond Fund, Seix Institutional High Yield Fund and STI Classic Institutional Limited Duration Fund, each a separate series of the Trust (each, an "STI Fund") and Seix Funds, Inc. with respect to its Core Bond Fund, Intermediate Bond Fund, High Yield Fund and Limited Duration Fund (each a "Seix Fund"), all of the assets and liabilities of each Seix Fund were transferred to the corresponding STI Fund in exchange for shares of the STI Fund (the "Reorganization"). Shares of the STI Funds so received by the Seix Funds were distributed to shareholders of the Seix Fund.

The Board of Directors of the Seix Funds approved the Agreement at a meeting held on June 22, 2004 and the Board of Trustees of the Trust approved the Agreement at a meeting held on June 29, 2004. Shareholder of each Seix Fund approved the Agreement at a special meeting of shareholders held on September 23, 2004.

The Reorganization occurred on October 11, 2004

The Seix Funds intend to file an application for deregistration as an investment company on Form N-8f on or about December 30, 2004.